Q3 FY12 MANAGEMENT PRESENTATION 28 February 2012 Exhibit 99.4

FORWARD-LOOKING STATEMENTS
This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of
1995. Examples of forward-looking statements include:
statements about the company’s future performance;
projections of the company’s results of operations or financial condition;
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
expectations that the company’s credit facilities will be extended or renewed;
expectations concerning dividend payments and share buy-backs;
statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;
statements regarding tax liabilities and related audits, reviews and proceedings;
statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments
Commission (ASIC);
expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-
related personal injury and death claims;
expectations concerning indemnification obligations;
statements about product or environmental liabilities; and
statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June
2011, as  amended by the Form 20-F/A filed on 14 July 2011, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers;
a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

AGENDA
Overview and Operating Review – Louis Gries, CEO
Financial Review – Russell Chenu, CFO
Questions and Answers
3
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 48. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US
GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios
(“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, and tax adjustments”,
“Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos  and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 3rd quarter  and nine months of the current fiscal year versus the 3rd  quarter  and nine months of the prior fiscal year.

OPERATING REVIEW Louis Gries, CEO

GROUP OVERVIEW

3 quarter operating results reflected higher sales volume (in the US business), improved manufacturing performance, lower general corporate costs and an appreciation of Asia Pacific businesses’ currencies compared to the US dollar, partially offset by an unfavorable product mix and geographic mix in US sales.
As of 31 December 2011, the company had repurchased 3.4 million of shares at an aggregate cost of
A$19.1 million (US$19.0 million) and an average price paid per share of A$5.59 (US$5.55)
Interim dividend of US4.0 cents per security, or US$17.4 million, was paid 23 January 2012
1 Comparisons are of the 3 quarter and nine months of the current fiscal year versus the 3 quarter and nine months of the prior fiscal year
2 The nine months results of the prior year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of
Australia of RCI’s appeal of the ATO’s disputed 1999 assessment. Readers are referred to Note 10 of the consolidated financials for further information
1
2
Q3 Q3%  9 Months 9 Months %
FY 2012 FY 2011 Change FY 2012 FY 2011 Change
Net operating (loss) profit  (4.8) (26.4) 82 123.6 (345.2) -
Net operating profit excluding asbestos,
ASIC expenses and tax adjustments
27.7 21.0 32 108.3 82.2 32
Diluted earnings per share excluding asbestos,
ASIC expenses and tax adjustments (US cents)
6.3 4.8 31 24.7 18.8 31
US$ Millions
rd
rd
rd

USA AND EUROPE FIBRE CEMENT
3rd Quarter Result
Net Sales up 6% to US$192.8 million
Sales Volume up 8% to 301.0 mmsf
Average Price  down 2% to US$641 per msf
EBIT up 18% to US$31.0 million
EBIT Margin up 1.7 pts to 16.1%
6
1
Comparisons are of the 3 quarter of the current fiscal year versus the 3 quarter of the prior fiscal year rd
rd
1

USA AND EUROPE FIBRE CEMENT
Nine Months Result
Net Sales up 4% to US$641.3 million
Sales Volume up 4% to 980.6 mmsf
Average Price  flat at US$654 per msf
EBIT up 4% to US$126.3 million
EBIT Margin down 0.1 pts to 19.7%

1  Comparisons are of nine months of the current fiscal year versus the nine months of the prior fiscal year
1

USA AND EUROPE FIBRE CEMENT

Average Net Sales Price (US dollars)
US$654
1  FY12 average net sales price represents 3   quarter year to date; other years presented are for the full year
1
1
FY06 FY07 FY08 FY09 FY10 FY11 Q3 FY12
360
400
440
480
520
560
600
640
680
rd

1 Excludes impairment charges of US$45.6 million in Q4 FY08

EBIT and EBIT Margin
EBIT EBIT Margin
USA AND EUROPE FIBRE CEMENT
1
0
5
10
15
20
25
30
35
0
Q3 FY04 Q3 FY05 Q3 FY06 Q3 FY07 Q3 FY08 Q3 FY09 Q3 FY10 Q3 FY11 Q3 FY12
20
40
60
80
100
120
140

Primary Growth Performance
All market and market share figures are management‘s estimates.

USA AND EUROPE FIBRE CEMENT
-40%
-30%
-20%
-10%
0%
10%
20%
30%
Q106 Q206 Q306 Q406 Q107 Q207 Q307 Q407 Q108 Q208 Q308 Q408 Q109 Q209 Q309 Q409 Q110 Q210 Q310 Q410 Q111 Q211 Q311 Q411 Q112 Q212 Q312
%JHBP Growth (sdft) NC/R&R Growth
Rolling 4Qtr - JHBP Growth (sdft) Rolling 4Qtr - NC/R&R Growth

ASIA PACIFIC FIBRE CEMENT
3rd Quarter Result
Net Sales flat   at US$90.2 million
Sales Volume down 5% to 94.4 mmsf
Average Price  up 4% to A$946 per msf
EBIT down 3% to US$19.4 million
EBIT Margin down 0.7 pts to 21.5%
11
1
1
Comparisons are of the 3 quarter of the current fiscal year versus the 3 quarter of the prior fiscal year rd
rd

ASIA PACIFIC FIBRE CEMENT
Nine Months Result
Net Sales up   9% to US$286.9 million
Sales Volume down 2% to 298.2 mmsf
Average Price  flat at A$924 per msf
EBIT up 10% to US$66.0 million
EBIT Margin up 0.1 pts to 23.0%

1  Comparisons are of the nine months of the current fiscal year versus the nine months of the prior fiscal year
1

GROUP 3 QUARTER SUMMARY

USA and Europe Fibre Cement results reflected:
Quarterly demand has stabilized and continues to run slightly above last year
Decrease in unit price due to product mix and geographic mix
Increased SG&A driven by planned increase in field sales activities
Positive primary demand growth
Asia Pacific Fibre Cement results reflected:
Weaker markets in the Asia Pacific region
Lower sales volume, higher input costs, unfavourable manufacturing  performance
Partially offset by price increases and a favourable shift in product mix
1
and higher marketing costs
1  Comparisons are of the 3 quarter of the current fiscal year versus the 3 quarter of the prior fiscal year rd
rd
rd

TOTAL USA HOUSING STARTS – US CENSUS 14

GROUP OUTLOOK
United States
Although industry activity and demand have stabilised, there remains no evidence of a sustainable recovery
Pulp price index (NBSK) steadily declining, but remains at elevated levels
Freight costs continue to be high compared to prior year
Company initiatives, such as the increased penetration of repair and remodel and non-metro markets and our house pack strategies, remain on track to improve upon the gains in fibre cement category share and the exterior cladding market achieved this year
Asia Pacific
Australia: despite a recent cut in official interest rates, there is little confidence of an immediate pick up in housing construction activity
New Zealand: activity in the housing construction industry remains subdued
Philippines: activity in new construction slowed in the quarter

GROUP OUTLOOK
Key Priorities
The company’s key medium term priorities in the US are:
Grow primary demand and exterior cladding market share – with focus on repair and remodel and non-metro markets
Increase market penetration of our ColorPlus® and Trim products
Continue to rollout our job pack distribution model
Overall Group Strategy
The company’s focus is to:
Deliver primary demand growth
Continue to shift to a higher value product mix
Increase manufacturing efficiency
Build the operational strength and flexibility to deliver and sustain earnings in a low demand environment and increase output should a stronger than expected recovery eventuate

FINANCIAL REVIEW Russell Chenu, CFO

OVERVIEW

Highlights
Earnings this quarter reflect increased sales volume and category and market share gains in the US business and the appreciation of Asia Pacific business’ currencies
Strong net operating cash flow has enabled a further reduction in net debt from US$40.4 million at 31 March 2011 to a net cash position of US$25.8 million at 31 December 2011
Interim dividend of US4.0 cents per security was paid 23 January 2012
As of 31 December 2011, the company had repurchased 3.4 million shares at an aggregate cost of A$19.1 million (US$19.0 million) and an average price paid per security of A$5.59 (US$5.55).  During the third quarter, the company acquired 1.0 million shares with an average price per security of A$5.49 (US$5.33)
10 February 2012 decision of the High Court of Australia to deny ATO’s application for leave to appeal will see material accounting and cash benefits for company in Q4/full year
FY12 results

CONSEQUENCES OF CHANGES – A$ VERSUS US$
Favourable impact from translation of Asia Pacific results – Q3 FY12 vs Q3 FY11
Unfavourable impact on corporate costs incurred in Australian dollars – Q3 FY12 vs Q3 FY11
Favourable impact from translation of asbestos liability balance – 31 December 2011 vs 31
March 2011
19
Earnings Balance Sheet
0.60
0.70
0.80
0.90
1.00
1.10
1.20
30 Jun 08 30 Sep 08 31 Dec 08 31 Mar 09 30 Jun 09 30 Sep 09 31 Dec 09 31 Mar 10 30 Jun 10 30 Sep 10 31 Dec 10 31 Mar 11 30 Jun 11 30 Sep 11 31 Dec 11
N/A
N/A

RESULTS – Q3

US$ Millions  Q3 '12 Q3 '11 % Change
Net sales  283.0 272.6 4
Gross profit  90.6 84.8 7
SG&A expenses  (48.0) (49.4) 3
Research & development expenses  (7.3) (5.9) (24)
Asbestos adjustments  (33.5) (46.4) 28
EBIT  1.8 (16.9) -
Net interest expense (1.5) (1.3) (15)
Other income 1.5 2.7 (44)
Income tax expense (6.6) (10.9) 39
Net operating loss  (4.8) (26.4) 82

RESULTS – Q3 (CONTINUED)
21 21
1 Includes AICF SG&A expenses and interest income
US$ Millions  Q3 '12 Q3 '11 % Change
Net operating loss (4.8) (26.4) 82
Asbestos:
Asbestos adjustments  33.5 46.4 (28)
Other asbestos   0.1 - -
Tax expense related to asbestos adjustments (0.1) - -
ASIC related expenses 0.3 - -
Tax adjustments (1.3) 1.0 -
Net operating profit excluding asbestos, ASIC
expenses and tax adjustments
27.7 21.0 32
1

US$ Millions  9 Months
FY2012
9 Months
FY2011 % Change
Net sales  928.2 878.6 6
Gross profit  311.4 295.0 6
SG&A expenses  (142.1) (130.4) (9)
Research & development expenses  (21.6) (19.6) (10)
Asbestos adjustments  15.2 (91.1) -
EBIT  162.9 53.9 -
Net interest expense (3.7) (3.3) (12)
Other expense (0.5) (4.6) 89
Income tax expense (35.1) (391.2) 91
Net operating profit (loss) 123.6 (345.2) -
1
RESULTS – NINE MONTHS
1
The nine month results of the prior year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of
  Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the condensed consolidated  financial statements for further information.

23 23
RESULTS – NINE MONTHS (CONTINUED)
1
Includes AICF SG&A expenses and interest income
2
The nine month results of the prior year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of
Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the condensed consolidated  financial statements for further information.
US$ Millions
9 Months
FY2012
9 Months
FY2011 % Change
Net operating profit (loss) 123.6 (345.2) -
Asbestos:
Asbestos adjustments  (15.2) 91.1 -
Other asbestos 0.1 (0.7) -
Tax expense related to asbestos adjustments (0.1) 0.6 -
ASIC related expenses (recoveries) 1.0 (9.5) -
Tax adjustments (1.1) 345.9 -
Net operating profit excluding asbestos, ASIC
expenses and tax adjustments
108.3 82.2 32
1
2

24 SEGMENT NET SALES – Q3 US$ Millions Q3 '12 Q3 '11 % Change USA and Europe Fibre Cement 192.8 182.6 6 Asia Pacific Fibre Cement 90.2 90.0 - Total 283.0 272.6 4

25 SEGMENT NET SALES – NINE MONTHS US$ Millions 9 Months FY2012 9 Months FY2011 % Change USA and Europe Fibre Cement 641.3 616.3 4 Asia Pacific Fibre Cement 286.9 262.3 9 Total 928.2 878.6 6

SEGMENT EBIT – Q3
US$ Millions
Q3 ’12 Q3 ’11 % Change
USA and Europe Fibre Cement 31.0 26.3 18
Asia Pacific Fibre Cement 19.4 20.0 (3)
Research & development (5.0) (4.0) (25)
Total segment EBIT 45.4 42.3 7
General corporate excluding asbestos and ASIC
expenses
(8.9) (12.1) 27
Total EBIT excluding asbestos and ASIC
expenses 36.5 30.2 21
Asbestos adjustments (33.5) (46.4) 28
AICF SG&A expenses (0.9) (0.7) (29)
ASIC expenses (0.3) - -
Total EBIT 1.8 (16.9) -
1
1
Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units.

1 Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units.

SEGMENT EBIT – NINE MONTHS
US$ Millions
9 Months
FY2012
9 Months
FY2011
% Change
USA and Europe Fibre Cement 126.3 121.8 4
Asia Pacific Fibre Cement 66.0 60.0 10
Research & development (15.2) (14.0) (9)
Total segment EBIT 177.1 167.8 6
General corporate excluding asbestos and
ASIC expenses
(26.1) (30.6) 15
Total EBIT excluding asbestos and ASIC
expenses 151.0 137.2 10
Asbestos adjustments 15.2 (91.1) -
AICF SG&A expenses (2.3) (1.7) (35)
ASIC (expenses) recoveries (1.0) 9.5 -
Total EBIT 162.9 53.9 -
1

INCOME TAX EXPENSE – Q3
1 Includes AICF SG&A expenses and  interest income
US$ Millions
Operating profit (loss) before income taxes
1.8 (15.5)
Asbestos:
Asbestos adjustments
33.5 46.4
Other asbestos
0.1 -
Operating profit before income taxes excluding
asbestos 35.4 30.9
Income tax expense
Asbestos:
Tax expense related to asbestos adjustments (0.1) -
Tax adjustments
(1.3) 1.0
Income tax expense excluding tax adjustments
(8.0) (9.9)
Effective tax rate excluding asbestos and
tax adjustments 22.6% 32.0%
Q3 '12 Q3 '11
(6.6) (10.9)
1

INCOME TAX EXPENSE – NINE MONTHS
1 Includes AICF SG&A expenses and  interest income
2 The nine month results of the prior year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of
Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the condensed consolidated  financial statements for further information.
US$ Millions
9 Months
FY2012
9 Months
FY2011
Operating profit before income taxes
158.7 46.0
Asbestos:
Asbestos adjustments
(15.2) 91.1
Other asbestos
0.1 (0.7)
Operating profit before income taxes excluding
asbestos 143.6 136.4
Income tax expense (35.1) (391.2)
Asbestos:
Tax expense related to asbestos adjustments (0.1) 0.6
Tax adjustments
(1.1) 345.9
Income tax expense excluding tax adjustments
(36.3) (44.7)
Effective tax rate excluding asbestos and
tax adjustments 25.3% 32.8%
1
2

1 Certain reclassifications have been reflected in the prior period shown above to conform with current period presentation of movements in net cash.
US$ Millions 9 Months
FY2012
9 Months
FY2011
EBIT
162.9 53.9
Non-cash items:
Asbestos adjustments (15.2) 91.1
Other non-cash items 53.1 54.1
Net working capital movements 25.8 27.4
Cash Generated By Trading Activities 226.6 226.5
Tax payments, net (28.4) (33.0)
Change in Other Non-Trading Assets and Liabilities (31.5) (17.2)
Change in asbestos-related assets & liabilities 0.1 (0.7)
Payment to the AICF (51.5) (63.7)
Interest paid (net) (6.1) (6.1)
Net Operating Cash Flow 109.2 105.8
Purchases of property, plant & equipment (25.5) (37.3)
Proceeds from sale of property, plant & equipment 0.3 0.6
Common stock repurchased and cancelled (19.0) -
Equity issued 3.9 1.8
Effect of exchange rate on cash (2.7) 6.1
Movement In Net Cash 66.2 77.0
Beginning Net Debt (40.4) (134.8)
Ending Net Cash (Debt)  25.8 (57.8)
CASHFLOW 1

Net debt decreased by US$66.2 million to net cash of US$25.8 million compared to net debt at
31 March 2011
Weighted average remaining term of total facilities was 1.2 years at 31 December 2011, down from 1.9 years at 31 March 2011
James Hardie remains well within its financial debt covenants
31
At 31 December 2011
DEBT
US$ Millions
Total facilities 320.0
Gross debt 13.0
Cash  38.8
Net debt (cash) (25.8)
Unutilised facilities and cash  345.8

LEGACY ISSUES UPDATE
ATO – RCI successful in its appeal of the 1999 disputed amended tax assessment
James Hardie’s initial appeal dismissed by the Federal Court of Australia in September 2010
Charge of US$345.2 million effective 1 September 2010 (no impact on net operating cash flow in FY11)
On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs
The ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High
Court of Australia. On 10 February 2012, the High Court dismissed the ATO’s application.
With the matter now finalised in RCI’s favour, the ATO issued a further notice of amended assessment and paid  a refund of US$265.8 million (A$248.0 million) on 27 February 2012.  Accordingly, the fourth quarter and full year results will reflect a benefit of approximately US$393.8 million (A$367.6 million), which represents the reversal of the provision for the unpaid portion of the amended assessment and cash paid by RCI during the appeal proceedings, partially offset by taxes payable on general interest charges previously deducted
Additional interest income will be recognised as a benefit in the fourth quarter on amounts which were overpaid up to 27 February 2012, partially offset by taxes payable on the interest. This amount is anticipated to be paid by the ATO in the fourth quarter.
The company has commenced recovery of a portion of the legal costs incurred in litigating the amended assessment
35% of the refund will be contributed to AICF
Company will have Australian tax liability on the reversal of general interest charges, interest income and legal costs recovered
Management and Board considering options for use of balance of refund

1 In accordance with the Amended and Restated Final Funding Agreement
ASBESTOS FUND UPDATE – PRO FORMA (UNAUDITED)
A$ millions
AICF cash and deposits - 31 March 2011 59.9
Contribution to AFFA by James Hardie 48.9
Insurance and cross claim recoveries 22.0
Interest income and unrealised loss on investments 1.9
Claims paid (73.9)
Operating costs (4.0)
Other 1.5
AICF net cash and deposits - 31 December 2011 56.3
Fund drew down A$29.7 million on NSWG standby loan facility on 17 February 2012.
1

* Certain reclassifications have been reflected in the prior period shown above to conform with current period presentation
1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses/recoveries and tax adjustments
2 Excludes asbestos adjustments, AICF SG&A expenses and  ASIC expenses/recoveries
.
34
KEY RATIOS
9 Months
FY2012
9 Months
FY2011
9 Months
FY2010
EPS (Diluted)
24.7c 18.8c 25.3c
EBIT/ Sales (EBIT margin)
16.3% 15.6% 20.1%
Gearing Ratio -2.0% 4.6% 11.7%
Net Interest Expense Cover
25.6x 24.1x 37.9x
Net Interest Paid Cover
24.8x 22.5x 33.4x
Net Debt Payback
- 0.3yrs 0.5yrs
1
2
2
1
2
*

SUMMARY
1  Comparisons are of the 3 quarter and nine months of the current fiscal year versus the 3 quarter and nine months of the prior fiscal year
Net operating profit, excluding asbestos, ASIC expenses and tax adjustments for the
3
rd
quarter and nine months was US$27.7 million and US$108.3 million, respectively
The 3
rd
quarter results reflected:
Stable US and subdued Asia Pacific operating environments
Higher sales volumes due to the gains in market and category share and the impact in the prior period of
The appreciation of Asia Pacific business’ currencies against the US dollar
Higher SG&A expenses for the nine months primarily due to a US$10.3 million prior year recovery from a third party
1
rd
rd
expiry of the US federal government tax incentive program

GUIDANCE
Challenges remain, with the operating environment in the US still weak and the Asia
Pacific residential markets softening
Management anticipates FY12 full year earnings excluding asbestos, ASIC expenses and tax adjustments expected to be within the range of US$130 million to US$140 million
Management cautions that conditions remain uncertain and notes that the cost of some inputs, particularly pulp and freight, may be volatile
Management cautions that guidance is dependent upon housing industry conditions and the A$/US$ exchange rate remaining stable for the balance of the fiscal year ending 31 March 2012
The company continues to perform well financially and our employees remain focused on driving our long term strategies

QUESTIONS

APPENDIX

GLOBAL STRATEGY
Aggressively grow demand for our products in targeted market segments
Grow our overall market position while defending our share in existing market segments
Offer products with superior value to that of our competitors
Introduce differentiated products to deliver a sustainable competitive advantage

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau

USA FIBRE CEMENT
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
$1,000
$1,100
$1,200
$1,300
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800
3,000
Top Line Growth
JH Volume Housing Starts JH Revenue

GENERAL CORPORATE COSTS – Q3

1 Certain reclassifications have been reflected in the prior period shown above to conform with current period presentation of general corporate costs
1
US$ Millions
% Change
Stock compensation expense
4.6 3.3 (39)
Other costs
4.3 8.8 51
General corporate costs excluding ASIC
expenses
8.9 12.1 27
ASIC related expenses
0.3 - -
General corporate costs
9.2 12.1 24
Q3 '12 Q3 '11

GENERAL CORPORATE COSTS – NINE MONTHS

1
1 Certain reclassifications have been reflected in the prior period shown above to conform with current period presentation of general corporate costs
US$ Millions
9 Months
FY2012
9 Months
FY2011
% Change
Stock compensation expense 8.4 9.0 7
Other costs 17.7 19.8 11
General corporate costs excluding ASIC
expenses and domicile change related
costs
26.1 28.8 9
ASIC related expenses (recoveries) 1.0 (9.5) -
Domicile change related costs - 1.8 -
General corporate costs 27.1 21.1 (28)
*FY2011 includes US$10.3 million recovery from third parties

EBITDA – Q3
US$ Millions
Q3 ’12 Q3 ’11 % Change
EBIT
USA and Europe Fibre Cement
31.0 26.3 18
Asia Pacific Fibre Cement
19.4 20.0 (3)
Research & development
(5.0) (4.0) (25)
General corporate excluding asbestos and ASIC expenses (8.9) (12.1) 27
Depreciation and Amortisation
USA and Europe Fibre Cement
14.4 13.2 9
Asia Pacific Fibre Cement
2.6 2.7 (4)
Total EBITDA excluding asbestos and ASIC expenses 53.5 46.1 16
Asbestos adjustments
(33.5) (46.4) 28
AICF SG&A expenses
(0.9) (0.7) (29)
ASIC (expenses) recoveries
(0.3) - -
Total EBITDA
18.8 (1.0) -

EBITDA – NINE MONTHS
US$ Millions
9 Months
FY2012
9 Months
FY2011
% Change
EBIT
USA and Europe Fibre Cement
126.3 121.8 4
Asia Pacific Fibre Cement
66.0 60.0 10
Research & development
(15.2) (14.0) (9)
General corporate excluding asbestos and ASIC expenses (26.1) (30.6) 15
Depreciation and Amortisation
USA and Europe Fibre Cement
39.8 39.6 1
Asia Pacific Fibre Cement
8.0 7.3 10
Total EBITDA excluding asbestos and ASIC expenses 198.8 184.1 8
Asbestos adjustments 15.2 (91.1) -
AICF SG&A expenses (2.3) (1.7) (35)
ASIC (expenses) recoveries
(1.0) 9.5 -
Total EBITDA
210.7 100.8 -

45 CAPITAL EXPENDITURE US$ Millions 9 Months FY2012 9 Months FY2011 % Change USA and Europe Fibre Cement 20.6 31.4 (34) Asia Pacific Fibre Cement 4.9 5.9 (17) Total 25.5 37.3 (32)

NET INTEREST EXPENSE
US$ Millions
Q3 ’12 Q3 ’11
9 Months
FY2012
9 Months
FY2011
Gross interest expense (0.9) (1.0) (2.9) (3.2)
Interest income - - 0.2 0.3
Realised loss on interest rate swaps (1.4) (1.0) (3.2) (2.8)
Net interest expense excluding AICF interest income
(2.3) (2.0) (5.9) (5.7)
AICF interest income 0.8 0.7 2.2 2.4
Net interest expense (1.5) (1.3) (3.7) (3.3)

ASIC Proceedings
NSW Court of Appeal judgement handed down on 17 December 2010
Company’s appeal dismissed
Non-executive directors’ appeals upheld
On 13 May 2011, ASIC and one former executive granted special leave to appeal to the High Court of Australia
Appeals were heard by the High Court over three days commencing 25 October
2011
Judgement has been reserved
LEGACY ISSUES UPDATE

This Management Presentation forms part of a package of information about the company’s results.  It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed
Consolidated Financial Statements.
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics.
AFFA – Amended and Restated Final Funding Agreement.
AICF – Asbestos Injuries Compensation Fund Ltd.
ASIC – Australian Securities and Investments Commission.
ATO – Australian Taxation Office.
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp.
Financial Measures – US GAAP equivalents
EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.
Operating profit - is equivalent to the US GAAP measure of income.
Net operating profit - is equivalent to the US GAAP measure of net income.

ENDNOTES

Sales Volumes
mmsf
–
million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents.
Return on Capital employed – EBIT divided by gross capital employed.
49
ENDNOTES (CONTINUED)
–
thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

NON-US GAAP FINANCIAL MEASURES
EBIT and EBIT margin excluding asbestos and ASIC expenses
and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
– EBIT and EBIT margin excluding asbestos
Q3 Q3 9 Months 9 Months
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
EBIT $ 1.8 $ (16.9) $ 162.9 $ 53.9
Asbestos:
Asbestos adjustments 33.5 46.4 (15.2) 91.1
AICF SG&A expenses 0.9 0.7 2.3 1.7
ASIC related expenses (recoveries) 0.3 - 1.0 (9.5)
EBIT excluding asbestos and ASIC expenses 36.5 30.2 151.0 137.2
Net sales $ 283.0 $ 272.6 $ 928.2 $ 878.6
EBIT margin excluding asbestos and
ASIC expenses 12.9% 11.1% 16.3% 15.6%

– Net operating profit excluding asbestos,
ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
51
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Net operating profit excluding asbestos, ASIC expenses and tax adjustments
Q3 Q3 9 Months 9 Months
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
Net operating (loss) profit $ (4.8) $ (26.4) $ 123.6 $ (345.2)
Asbestos:
Asbestos adjustments 33.5 46.4 (15.2) 91.1
AICF SG&A expenses 0.9 0.7 2.3 1.7
AICF interest income (0.8) (0.7) (2.2) (2.4)
Tax expense related to asbestos
adjustments (0.1) - (0.1) 0.6
ASIC related expenses (recoveries) 0.3 - 1.0 (9.5)
Tax adjustments (1.3) 1.0 (1.1) 345.9
Net operating profit excluding asbestos,
ASIC expenses and tax adjustments $ 27.7 $ 21.0 $ 108.3 $ 82.2
¹
¹
The nine month results of the prior year included a charge of US$345.2 million resulting from the dismissal by the Federal
   Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the condensed consolidated  financial statements for further information.

NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
Net operating profit excluding asbestos,
   ASIC expenses and tax adjustments $ 27.7 $ 21.0 $ 108.3 $ 82.2
Weighted average common shares outstanding -
   Diluted (millions) 437.0 438.0 438.4 437.7
Diluted earnings per share excluding asbestos,
   ASIC expenses and tax adjustments
   (US cents) 6.3 4.8 24.7 18.8
Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments–
Non-US GAAP Financial Measures (continued)
excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
Diluted earnings per share

– Effective tax rate excluding asbestos and tax
adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
53
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Effective tax rate excluding asbestos and tax adjustments
Q3 Q3 9 Months 9 Months
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
Operating profit (loss) before income taxes $ 1.8 $ (15.5) $ 158.7 $ 46.0
Asbestos:
Asbestos adjustments 33.5 46.4 (15.2) 91.1
AICF SG&A expenses 0.9 0.7 2.3 1.7
AICF interest income (0.8) (0.7) (2.2) (2.4)
Operating profit before income taxes excluding
asbestos $ 35.4 $ 30.9 $ 143.6 $ 136.4
Income tax expense (6.6) (10.9) (35.1) (391.2)
Asbestos:
Tax expense related to asbestos adjustments (0.1) - (0.1) 0.6
Tax adjustments (1.3) 1.0 (1.1) 345.9
Income tax expense excluding tax adjustments (8.0) (9.9) (36.3) (44.7)
Effective tax rate excluding asbestos and
tax adjustments 22.6% 32.0% 25.3% 32.8%
¹ The nine month results of the prior year included a charge of US$345.2 million resulting from the dismissal by the Federal
   Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the condensed consolidated  financial statements for further information.
¹

NON-US GAAP FINANCIAL MEASURES (CONTINUED)
EBITDA
more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning
EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.
is not a measure of financial performance under US GAAP and should not be considered an alternative to, or –
Q3 Q3 9 Months 9 Months
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
EBIT $ 1.8 $ (16.9) $ 162.9 $ 53.9
Depreciation and amortisation 17.0 15.9 47.8 46.9
Adjusted EBITDA $ 18.8 $ (1.0) $ 210.7 $ 100.8

NON-US GAAP FINANCIAL MEASURES (CONTINUED)
General corporate costs excluding ASIC expenses and domicile change related costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
– General corporate costs
Q3 9 Months 9 Months
US$ Millions FY 2011 FY 2011
General corporate costs $ 9.2 $ 12.1 $ 27.1 $ 21.1
Excluding:
ASIC related (expenses) recoveries (0.3) - (1.0) 9.5
Domicile change related costs - - - (1.8)
General corporate costs excluding ASIC
expenses and domicile change related costs $ 8.9 $ 12.1 $ 26.1 $ 28.8
FY 2012
Q3
FY 2012

Q3 FY12 MANAGEMENT PRESENTATION 28 February 2012